PRIMERO PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2011 RESULTS AND ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario, April 18, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that it will host its Annual General and Special Meeting of Shareholders ("AGM") on Tuesday, May 17, 2011. The Company also plans to release its first quarter 2011 results on the same day. Primero has filed its 2010 management's discussion and analysis of financial condition and results of operations ("MD&A") and 2010 audited financial statements, together with its information circular on SEDAR (www.sedar.com). Shareholders may request a hard copy of the audited financial statements upon request to info@primeromining.com.

Q1 2011 Results Conference Call Details

A conference call will be held on on Tuesday, May 17, 2011 at 11:00 a.m. Eastern Time to discuss the first quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-866-946-0484, or 1-646-216-4773 for calls outside Canada and the U.S., and entering the participant passcode 6011380#. A recorded playback of the Q1 2011 results call will be available until August 17, 2011 by dialing 1-866-551-4520 and entering the call back passcode 272008#.

A live and archived webcast of the conference is also available at www.primeromining.com under the Calendar of Events page.

AGM Details

The AGM will begin on Tuesday, May 17, 2011 at 2:00 pm Pacific Time (5:00 pm Eastern Time) and will be held at the the offices of McMillan LLP located at Royal Centre, Suite 1500, 1055 West Georgia Street, Vancouver, BC. For those unable to attend in person please see below for alternative methods of participation.

To listen to the AGM please dial North America toll free 1-866-551-1530, or 1-212-401-6760 for calls outside Canada and the U.S., and enter the participant passcode: 6516076# .

A recorded playback of the AGM call will be available until August 17, 2011 by dialing 1-866-551-4520 and entering the call back passcode 272008#.

A live and archived webcast of the AGM will also be available at www.primeromining.com under the Calendar of Events page.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com